January 19, 2007

John Cannarella,

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

Re:

Sonoran Energy, Inc.

Form 10-KSB for the Fiscal Year Ended April 30, 2006

Filed on September 14, 2006

Form 10-QSB for the Quarter Ended July 31, 2006

Filed on September 21, 2006

Form 8-K filed April 7, 2006

File No. 000-28915

Please accept this as a response to your letter, dated December 19, 2006.

Item 2. Description of Property

1.  We note your disclosure in the text, as well the table of estimated proved reserve quantities, where in certain instances you reference proven reserves rather than proved. Please be advised that proved reserves are associated with the oil and gas industry while proven reserves are associated with the mining industry. Accordingly, please revise your filings to revise such references to proven reserves.

- Comment noted and will be implemented on future reports.

2.  We note that you include within your filing a measure for NPV-10. Please be advised that this disclosure is considered a non-GAAP measure. As such, you must provide all disclosures required by Item 10(h) of Regulation S-B. The disclosures should include reconciliation to the most direct comparable GAAP financial measure, which would be the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities as set forth in paragraph 30 of SFAS 69.

-

We will remove the non-GAAP disclosure and add a comment directing people to the notes as shown following on future reports.

b) RESERVES, ACREAGE AND SALES PRICE

The Company began acquiring properties during May of 2002, whereas prior to that, the Company was not involved in the Oil and Gas Industry. As such, all years prior to 2003 are shown as zero. The producing wells on the East Texas and Louisiana properties have proved net reserves as detailed below.

The following table sets forth our estimated net proved oil and natural gas reserves as of May 1, 2006. The reserve data and the present value as of May 1, 2006 were prepared by Haas Petroleum Engineering Services, Inc., Independent Petroleum Engineers. The PV-10 Value was prepared using constant prices as of the calculation date, discounted at 10% per annum on a pretax basis. For further information concerning the present value of future net revenue from these proved reserves, see Note 12 of Notes to Consolidated Financial Statements.

The Company cautions that there are many inherent uncertainties in estimating proved reserve quantities and in projecting future production rates and the timing of development expenditures. Accordingly, these estimates are likely to change as future information becomes available, and these changes could be material.

	Crude Oil (MBBLS)	Natural Gas (MMCF)
Proved Producing (PDP)	279.85	110.61
Proved Non-Producing (PDNP)	197.99	468.63

Proved Undeveloped (PUD)	491.48	1,601.51
Total Proved	969.32	2,180.75

The present value of future net cash flows attributable to estimated net proved reserves, discounted at 10% per annum, (“PV10”) is a computation of the standardized measure of discounted future net cash flows on a pre-tax basis. PV10 may be considered a non-GAAP financial measure as defined by the SEC’s Regulation G. We believe PV10 to be an important measure for evaluating the relative significance of our natural gas and oil operations. PV10 is computed on the same basis as the standardized measure of discounted future net cash flows but without deducting income taxes. We further believe investors and creditors may utilize our PV10 as a basis for comparison of the relative size and value of our reserves to other companies. However, PV10 is not a substitute for the standardized measure. Our PV10 measure and the standardized measure of discounted future net cash flows do not purport to present the fair value of our natural gas and oil reserves. Please refer to Note 12:    Oil and Gas Reserves and Related Financial Information in the Notes to the Financial Statements contained in this 10KSB.

The Company's estimated future net recoverable oil and gas reserves, noted above, have not been filed with any other Federal authority or agency.

Consolidated Balance Sheets

3. Please tell us the nature of the transaction that resulted in the deferral of gains oil and gas property sales and indicate your basis in GAAP in support of your accounting treatment. Refer to item 4-10(c)(6)(ii) of Regulation S-X.

-

The company sold a number of properties in January 2004 in which it held a 60 % working interest. The 40 % working interest holders challenged the sales on two issues.

-    The first issue had to do with their right of first refusal on any sale which took place of the properties.  We did not feel they had sufficient funding nor could they raise sufficient funding to be interested in purchasing any of the properties. They stated they wanted one of the properties and would not want to deal with the entity that Sonoran sold to thus initiating a legal action on their part. .  The second issue concerned a very ambiguous statement in Sonoran’s purchase agreement that the 40% WI holders claimed entitled them to part any profit on Sonoran’s sale of property they held a working interest in. This matter also went to litigation.

-

During the year end audit review for April 30/04 the whole matter was before the courts with no discussion amongst the parties.  It was felt at that time that Sonoran could not properly book any gain on the sale until the legal cases were resolved and so the book gain was deferred.  The sale removed all the full cost pool assets.

Consolidated Statements of Operations.

4.  We note that you recorded total pre-tax stock-based compensation in excess of $4 million for the year ended April 30, 2006. Please supplementally confirm to us that all stock-based compensation expenses that relate to production costs are presented within Oil and gas production costs or revise your presentation accordingly.

-  We confirm that all stock based compensation was for General and Administrative expense, primarily officers and office employees.

Note 1.  Nature of Organization and Summary of Accounting Policies, page F-7

5. Foreign Currency translation, page F-11

We note your disclosure that the functional currency of your foreign subsidiary is the Canadian dollar and that the effects of the translation of non-US subsidiaries are reported in other comprehensive income. We further note that you have not recorded any cumulative translation adjustments within your statements of changes in stockholders' equity (deficit) as of and for the two years ended April 30, 2006. Please tell us the nature of your investment in this foreign subs diary and quantify the effects of translating the financial statements of your foreign subsidiaries, whose functional currencies are the local currencies, to your reporting currency.

        -  The foreign sub was a Canadian wholly owned sub that basically became dormant when Showstar became Sonoran Energy.   We will revise the comment as follows in future reports:

Foreign Currency Translation

Assets and liabilities of non-U.S. subsidiaries are translated to U.S. dollars at end-of-period exchange rates.  The effects of this translation for non-U.S. subsidiaries are reported in other comprehensive income (loss). Remeasurement of assets and liabilities of non-U.S. subsidiaries that use a currency other than the U.S. dollar as their functional currency are included in income as transaction gains and losses.  Income statement elements of all non-U.S. subsidiaries are translated to U.S. dollars at average-period exchange rates and are recognized as part of revenues, costs and expenses.  The Company did not have any foreign currency gains or losses during the period ended April 30, 2006.

Note Capital Assets, page F-15

6.  We note your disclosure that you recorded an impairment charge of $71,078 in the year ended April 30, 2005 related to two Crowell wells in Louisiana. Please clarify it the impairment relates to the equipment, exploration rights, or some other asset. Further. Please tell us how you determined the amount of them impairment and your basis in GAAP to support current treatment. Refer to Item 4-10(c)(ii) of Regulation S-X.

-  The impairment charge of $71,078 relates to the relinquishment of two wells, the Crowell 3 and Crowell 7 that are located in Rapides Parish Louisiana.  The value assigned to the relinquishment      was based on the values and reserves contained in an in-house engineering report prepared by W McFie with an effective Date of April 2004 and submitted to the SEC in  September 2004.

All reserves at the time of this report were either categorized as PDNP or PUD reserves with no reserves in the PDP category.  Based on the values contained in this report, the proportion that the Crowell 3 and Crowell 7 wells represented as a fraction of the total value for all assets was calculated and this percentage was then applied to the acquisition value of $1.95 million for all of the assets.  This calculated out to the impairment value shown of $71,078.

A copy of the summary pages from the report submitted to the SEC is attached along with the calculation showing how the impairment charge was calculated.

7.    We note your disclosure that you completed the acquisition of the common stock of Baron Oil AS on November 1, 2005 through the issuance of 19,026.514 restricted shares of your common stock. We further note you determined the value of the acquisition on the date that you had an agreement with over 80% of Baron Shareholders to complete the share exchange resulting in a valuation of $15,411,476. Please clarify how you determined the date used as the measurement date to value the shares issued in this acquisition. In doing so, please tell us whether the number of shares or the amount of other consideration changed as a result of further negotiations or a revised acquisition agreement from the date that you initially signed the purchase agreement. In addition, please clarify if you valued your equity securities issued in the acquisition on a specific date or over a reasonable period of time before and after the terms of the acquisition were agreed to and announced. Refer to EITF 99-12.

-In discussion with our auditors and based on their recommendation the value of the shares issued to acquire Baron Oil AS was set based on the date we announced the completion of the purchase.  Following is the announcement of the acquisition to the General Public:

0	Mon Aug 9, 2004 Sonoran Energy Completes Acquisition of Baron Oil: Acquisition Valued at Over $40 Million

Los Angeles, California -- August 9, 2004 -- Sonoran Energy, Inc. (OTCBB:SNRN) President and CEO Peter Ostenfeld-Rosenthal announced today that Sonoran Energy has secured the approval of more than 80 percent of the Baron Oil shareholders for its acquisition of the Company

- There were no further material negotiations on total shares to be issued to Baron other than a small number of warrants. As there was no cash transaction in this matter, we chose August 9, 2004 as the valuation date as that was the agreement date for the majority of the shares.

Note 4. Shareholders'  Equity,

8.  Please tell us how you accounted for the Conversion associated with your convertible preferred stock issued as consideration in your acquisition of BPR Energy in 2004. Please tell us if this conversion option was required to be bifurcated and indicate how you reached this conclusion. Refer to SFAS 133.

- The initial agreement was for a share exchange but that was subsequently changed to a purchase of working interests which effectively was the whole Company as shown in the following extract from Sonoran’s 10Q filing of JANUARY 31, 2004:

Exhibit 10.13

02 Purchase Price. At Closing, BPR shareholders (Seller) shall exchange at least 80% of its common stock for a convertible preferred stock issue of (Purchaser) Sonoran Energy, Inc. valued at Fifteen Million Dollars ($15,000,000.00) in tax free exchange. It is understood that the stock will not be free trading however, subject to Rule 144, and subject to a 1-year holding period prior to the sale of the shares into the "Public" market for SNRN. After 180 days from closing the shareholders, as a group, will have one demand registration right and piggy back rights on any registration of SNRN common shares, while their stock remains unregistered. The conversion feature of the preferred issue may be exercised after 180 days of the closing. At the time of exercise of the conversion to the 1,000,000 shares of SNRN common, the SNRN share price must be at or above $15 per share, otherwise the shareholders as a group will receive 100,000 additional shares or fraction thereof, for each dollar or fraction thereof the SNRN share price is below $12 at the time of conversion. The additional shares may not exceed 1,000,000 more SNRN shares.

January 30, 2004

BPR Energy Inc

Dear Mr. Robichaux:

Re: Oil and Gas Purchase Agreement Dated January 22, 2004

This letter will confirm that we are amending this agreement in that Sonoran Energy, Inc will be acquiring certain working interests in Oil and Gas Leases instead of your common stock:

Amend Page 1 second WHEREAS to read:

        this Agreement provides for the transfer of certain of Sellers rights in certain oil and gas leases to

        Purchaser; and

Amend Section 2.01 of the above agreement to read :

Subject to the terms and conditions of this Agreement at Closing, Seller shall, convey, assign, transfer and deliver to Purchaser certain working interests in oil and gas leases of BPR Energy Inc.

All other terms and conditions remain as written in the subject agreement.

Accepted and agreed to:

Sonoran Energy, Inc

__________________

By: Pres/CEO

Accepted and agreed to:

BPR Energy, Inc

__________________

By: Pres/CEO

-  In conjunction with our Auditors and a representative from the SEC, the value of the preferred shares was established based on the common stock value at the time.  The face value of the preferred stock was $15.00 per share.  The conversion was share for share if the common stock was trading at $15 per share, but there were provisions covering the situation where the common stock was less than $15.00, allowing BPR to get up to a total of 2million shares. The actual purchase agreement was filed as an exhibit to the January 31, 2004 10Q-SB.

9.  Please tell us it your convertible preferred securities were subject to mandatory redemption, requirements or if redemption was outside your control. Please refer to ASR 268 and EITF Topic D-98. Please also tell us how you classified the convertible preferred securities in your financial statements and the basis in GAAP for such classification based on the conditions in ETIF 00-19.

- There was no mandatory redemption requirement and the only control Sonoran had was that the redemption could not take place until 180 days after the closing date of the purchase agreement.

- The preferred shares were shown as part of equity until conversion took place.

10.  We note that you assigned fair value to the 1,0000,000 contingently issuable restricted common shares, as well as the 1,000,000 Series A preferred securities, on the date of acquiring BPR Energy. Please tell us your basis in GAAP for assigning the fair value to such contingent shares as the time acquisition.  Please refer to EITF 97- 15.

-

We assigned a value of $15 million to the acquisition and the value of the shares as that was the face value of the preferred. Subsequent to that as stated in reply to question 8, the value was set at $1.95 Million for the preferred shares.  When BPR exercised their conversion, they received 2 million restricted common shares and because there was no further transactions affecting the valuation, the 2 million shares were valued at $1.95 million.

11.   Please tell us how you determined the fait value of your preferred shares. In doing so, please tell us the economic rights and control rights held by the shareholders of your preferred stock and how you quantified the value assigned to each of these rights.

-

see response to question 8.  in addition, there were no economic or control rights granted to the preferred shareholders.

12.  Please tell us your basis in GAAP for reducing the price of your common stock by 50% with respect to your valuation of the consideration given to acquire BPR Energy. In addition, please tell us whether you had an independent appraisal to aid you in determining the fair value of this acquisition

- For pricing see questions 8 and 10, in addition please note the amendment to the agreement included in question 8 above concerning the purchase of working interests.

- Sonoran did not have an independent appraisal to determine price of the shares. The original price of $15 mil was based on reserve reports and potential benefits from  development.

13.  We note that, you issued 5.647389 shares of your common stock as payment for debts totaling $3,305,642 with a resulting loss and debt extinguishment of $388,316. Please tell us for each separate credit agreement or debt instrument:

The terms of the original notes or credit agreement:

•

The amount of debt remaining as of Apr. 30  2006 or at the time of extinguishment;

•

The amount of the gain or loss associated with each extinguishment: and

•

How you assessed whether there was a beneficial conversion feature and how you determined the amount allocated to it.

-Following spreadsheet shows detail response to first two points. We took the approach that there was no beneficial conversion feature associated with the debt repayment.

Sonoran Energy, Inc
		Debt Repayment with Stock / Loss on Repayment

		Amount	Shares	Issue	Agreement		Gain/(Loss)
Payee	Terms	Repaid	Issued	Price	Date price	Gain/(Loss)	Amount

Rippy Family	30 days	115,000.00	267,442	0.43	0.54	(0.11)	(29,418.68)
Aztec Group	n/a	36,348.00	113,588	0.32	0.38	(0.06)	(6,815.44)
Zenith Fianace	n/a	218,121.00	410,000	0.53	0.55	(0.02)	(7,379.00)
Simpson Croden	30 days	27,189.50	34,100	0.80	0.69	0.11	3,660.50
Peter Rosenthal		447,516.30	813,666	0.55	0.67	(0.12)	(97,639.92)
Rasheed Rafidi		300,703.70	546,734	0.55	0.67	(0.12)	(65,608.08)
Ala Nuseibeh		300,703.70	546,734	0.55	0.67	(0.12)	(65,608.08)
William McFie		298,304.05	542,371	0.55	0.67	(0.12)	(65,084.52)
-David Mackertich		248,592.85	451,987	0.55	0.67	(0.12)	(54,238.44)
Jordan Pioneers		6,348.00	9,200	0.69	0.71	(0.02)	(184.00)
James Park - Scottsdale debt		80,000.00	113,475	0.71	0.71	0.00	0.00
Cornell Capital Partners		425,000.00	1,000,000	0.43	0.43	0.00	0.00
RLG International		87,500.00	184,214	0.47	0.47	0.00	0.00

Peter Nesveda *	0.00	30,490	0.00	0.00	0.00	0.00
Sarina Delanis *	0.00	3,388	0.00	0.00	0.00	0.00
Cornell Capital Partners	270,000.00	500,000	0.54	0.54	0.00	0.00
Maxwell Drummond Int.	56,000.00	80,000	0.70	0.70	0.00	0.00

	2,917,327.10	5,647,389				(388,315.66)
	388,315.66
	3,305,642.76

* Commission on Private Placements

Note 12.  Oil and Gas Reserves and Related Financial Information, page F-24

Standardized Measure of Discounted Future Net Cash Flows Relating

to Proved Oil and Gas Reserve Quantities,  page F-25

14.

Please revise this footnote as there is no provision for the line item "Future net cash flows before income taxes" in paragraph 30 and Illustration 5 of SFAS 69.

-

Footnote on next year’s report will be revised to remove non-required line.

Item 8A, Controls and Procedures

      15.  We note your statement that “under the supervision of our Chief Executive Officer and Chief Financial officer, we re-evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report.”  Please revise to state clearly, if true, that your Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of your disclosure controls and procedures as or the end of the period covered by this report rather than re-evaluated.

-  Comment will be revised to use the term evaluated.

Exhibits 31.1 and 31.2

16.  Please confirm that the inclusion of your President and Chief Financial Officer’s titles in the introductory paragraphs of your verifications was not intended to limit the capacity in which such individuals provided the certifications. Please remove the reference to their titles in the introductory paragraph to conform to the format provided in Item 601(b)(31) of Regulation S-B.

- We confirm that the inclusion of the officers titles were not intended to limit the capacity in which the individuals provided the certifications.  Their titles will be removed from the certifications as indicated in Item 601(b)(31) of Regulation S-B.

17.  Please omit "annual" from paragraphs 2-3.  Refer to Item 601(b)(31) of Regulation S-B.

 - “Annual” will be removed from the two paragraphs.

Engineering Comments

Description of Property

Reserves. Acreage and Sales Price

18.

We note your disclosed proved developed reserves-478 thousand of oil and 550 million cubic feet of gas — appear to disagree with the proved developed reserves disclosed on page F-24. Please explain this to us and amend your document to remove this inconsistency.

- Sonoran Energy uses the following definition as given by the Securities and Exchange Commission for PUD “proven undeveloped” reserves as follows:

“Proved undeveloped reserves are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for completion.  Reserves on undrilled acreage are limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled.  Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.”

None of the reserves allocated to the PUD category as contained within our filings are associated with new drill wells but are rather associated with reentry into existing wells where the gross cost of the work being undertaken is in excess of $500,000.

All of our reserves categories are contained within our independent reserves report prepared by Haas Petroleum Engineering Services

- The schedule on F-24 includes the PUD’s shown in item 2. In completing our reserve reports, the third party engineers were given our development plans. We have adjusted the table on F-24 to remove the reference to developed reserves. All other commentary in this section refers to proved reserves.

Estimated quantities of proved reserves, all located within the United States, as well as the changes in proved reserves during the year ended April 30, 2006, are presented in the following tables:

	Crude Oil (Bls)	Natural Gas (Mcf)
Proved reserves at April 30, 2005	321,667	-
Sale of reserves	-	-
Purchase of reserves	-	-
Change in previous estimate	57,202	92,480
Transfer from unproved properties	614,837	2,101,009
Production	(24,376)	(12,739)
Proved reserves at April 30, 2006	969,330	2,180,750

19.  Please submit to us the petroleum engineering reports you used as the basis for your 2006 proved reserve disclosures. These should include:

•

One-line recaps for each property sorted by field and by present worth within each proved reserve category Include the estimated date of first production for your proved undeveloped properties as this is a necessary item in calculating the standardized measure.

•

Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties:

•

Individual income forecasts for each of the three largest wells (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the three PUD projects;

•

Narratives and engineering exhibits (performance plots, volumetric calculations, analogy maps etc.) for these six largest properties.

- Please find attached a copy of the independent reserves report in answer to your questions.

      20.  Please tell us if you have any claimed proved undeveloped reserves for locations that are not offsetting (adjacent to) productive wells or that are in undrilled fault blocks. Note that we generally do net consider such volumes to be proved

- All reserves that are categorized as proved undeveloped conform to the definition for these type of reserves as described earlier and have direct offsets to productive wells.  None of the reserves are contained within undrilled fault blocks.

Production.  Page 5

21.

Your disclosed 2006 unit production cost is $50/BOE while your 2006 standardized measure appears to utilize a unit cost of S15 BOE. We expect the projected values to approach those that you have incurred. Please tell us the reasons for this difference. Include a spreadsheet reconciliation of the differences between your historical production components and those you used in the production cost line item of the standardized measure.

-

The disclosed 2006 unit production costs of $50/BOE reflects high operating costs associated with the start up of operations in Louisiana and the change out of pumps in East Texas to electrical submersible pumps.

The East Texas operations suffered from problems associated with the increased water handling associated with the submersible pumps and electrical outages that effected pump performance and in a number of cases required the pumps to be pulled.  These costs were included within the operating costs.   We are reviewing further the costs associated with producing these wells especially the high electricity costs to run the submersible pumps.

The majority of the costs that historically impacted our production costs were associated with the poor performance of our contract operator in Louisiana and the lower than expected well performance.  We have taken steps to reduce these costs by replacing the contract operator effective January 2007 and expect to see a significant reduction in the operating costs.

The projected unit cost of $15/BOE reflects the above changes and anticipated reduction in operating costs.

Attached is an analysis by well undertaken by Hass on our operating costs in justification for the proposed unit cost of $15/BOE.

Form 10-QSB for the  Quarterly Period Ended July 31,

Item 3. Controls  and Procedures

22.

We note that your Chief Executive Officer and Chief Financial Officer have concluded, based on an evaluation conducted within 90 days prior to tile filing date of this quarterly report on Form 10-QSB, that the Company's disclosure controls and procedures have functioned effectively so as to provide those officers the information necessary. Please revise to state early, if true, that your Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by this report rather within 90 days prior to the filing. Refer to Item 307 of Regulation SB.

- As Sonoran Energy has a small office group, the executive are constantly evaluating the effectiveness of controls and procedures used by the Company.  In addition, there is a full review of the preliminary 10Q report by them to ensure that it is complete in terms of the operational comments as well as  what they expected the quarter to show in terms of financial data.  Based on this, we feel the comment as presented is correct.

Form 8-K filed April  7, 2006

General

23. We note that you the included the financial statements of the acquired entity, Baron Oil as of and for the year ended December 31, 2004. It appears that the significance of this acquisition under Item 310(c) of Regulation SB exceeded 40%. If so, please revise your 8-K to include the financial statements for the two most recent fiscal years and the latest interim period preceding the acquisition and the corresponding interim period of the preceding year. Otherwise, please provide us a summary of your computations specified by Item 310(c)(2) of Regulation SB and tell us why additional financial statements are not necessary

- see response below.

24.  Please revise your pro-forma financial information to include all disclosures required by SPAS 69, except for these identified in paragraphs 18 to 20 and 24 to 29, for each period in which an income statement is provided. To the extent that you believe a specific disclosure is not required, supplementally explain in detail. Also refer to SAB Topic 2:D, specifically question 6.

- see response below.

Baron Oil AS. Consolidated Balance Sheet as of December 31, 2004

25.

 Please tell us the nature of the organization costs incurred and provide your basis in GAAP for capitalizing such amounts. Refer to SOP 98-5

-

Baron Oil AS major contribution to Sonoran Energy, Inc was Sonoran’s acquisition of the working interests in the KWB field in West Texas and introductions to non-domestic potential areas for acquisition and joint ventures. Baron Energy, the 100 % wholly owned US Limited Partnership of Baron Oil As was in need of funds for operation and exploration purposes in the KWB field.  At the time the acquisition was complete, the KWB field had ceased to be operational and Baron Oil AS had a few administrative tasks being performed but no source of revenue.  We feel that the financial statements and disclosures presented were adequate in the circumstances as Baron Oil AS effectively does not exist or contribute anything to Sonoran Energy on an on-going basis. Reference can be made to the Notes to the Financial Statements in the quarter of acquisition and subsequent revision in the April 30, 2006 10K valuation, done by an independent third party, of the Baron Oil acquisition.

-

As indicated in question 8, Sonoran did not carry forward the organization costs as the purchase was for working interests and associated assets and liabilities.

Sincerely,

/s/ Peter Rosenthal

Peter Rosenthal, President